Metavesco, Inc.

410 Peachtree Parkway, Suite 4245

Cumming, GA 30041

December 22, 2022

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Eric Envall
Matthew Derby
Mark Brunhofer
Sharon Blume

Re:	Metavesco, Inc. (the “Company”)
Application for Withdrawal of Registration Statement on Form 10-12(g)
Filed November 1, 2022
File No. 000-56489

Ladies and Gentlemen:

Metavesco, Inc. (the “Company”) hereby withdraws the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2022 and has not yet been declared effective by the Commission.

The Company is requesting withdrawal of the Registration Statement due to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, which would cause the Registration Statement to become effective automatically 60 days after the initial filing date. As the Company will require time additional beyond the December 31, 2022 automatic effective date to respond to the Commission staff comment letter dated December 15, 2022, the Company desires to prevent the Registration Statement from becoming effective prior to completion of a response to this comment letter.

Sincerely,

/s/ Ryan Schadel
Ryan Schadel
Chief Executive Officer